UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-36571

CUSIP NUMBER: 89853L104

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

T2 BIOSYSTEMS, INC.

Full Name of Registrant

N/A

Former Name if Applicable

101 Hartwell Ave.

Address of Principal Executive Office (Street and Number)

Lexington, MA 02421

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

T2 Biosystems, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2019 within the prescribed time period for the reasons described below.

As previously disclosed in the Company’s Current Report on Form 8-K filed on November 13, 2019 and the press release furnished as Exhibit 99.1 to such Current Report, the Company was the target of a ransom cyberattack during the third quarter that affected certain of the Company’s information systems. The Company’s systems detected the attack and the Company immediately took its systems offline and commenced secure restoration of its electronic data processing (“EDP”) environment, including its enterprise resource planning (“ERP”) systems. The Company has employed an extensive process to confirm that the integrity of its confidential and proprietary information, financial systems and financial information was not compromised. As soon as it became aware of the attack, the Company immediately began an investigation of the event, including the engagement of third party specialists in forensic investigation and data systems to assist with the investigation and remediation in order to understand the full implications of this event. The Company’s information technology systems have recovered from the cyberattack, other than completing the process of inputting data in the ERP system, and the interruption caused by the attack did not materially affect the Company’s operations. The Company did not pay a ransom and worked with the external forensics firm to determine that there was no evidence that customer or company data was exfiltrated. Nevertheless, the efforts to respond to the attack and to recover from its impact have resulted in a delay in the completion of the Company’s financial statements for the third quarter. Additional time is required in order to input expense and other information into the ERP systems and to complete the review of those financial statements by the Company’s independent auditors.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this filing that do not relate to matters of historical fact should be considered forward-looking statements. These statements include the Company’s expectations regarding its financial results disclosed in its Current Report on Form 8-K filed on November 13, 2019 and the press release furnished as Exhibit 99.1 to such Current Report and the Company’s expectations that it will file its Form 10-Q within the time period prescribed by Rule 12b-25. These forward-looking statements are based on management’s current expectations.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that may cause actual results to differ materially from these forward-looking statements include, but are not limited to, the possibility that the ongoing review may identify errors in the Company’s financial statements and the Company will not be able to file its Form 10-Q within the time period prescribed by Rule 12b-25. Other important factors are discussed under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2018, and our other reports filed with the Securities and Exchange Commission. Any such forward-looking statements represent management’s estimates as of the date of this filing. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change, except as required under applicable law. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this filing.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Sprague	(781)	457-3898
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒    Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

T2 Biosystems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 13, 2019	By	/s/ John Sprague
John Sprague Chief Financial Officer